Exhibit 4.11

EXECUTION VERSION

RESTRUCTURING AGREEMENT

DATED AS OF DECEMBER 31, 2020

by and between

YIREN DIGITAL LTD.

and

CREDITEASE HOLDINGS (CAYMAN) LIMITED

TABLE OF CONTENTS

1.	DEFINITIONS		1
2.	THE TRANSACTION		5
	2.1	Execution of Transaction Documents	5
	2.2	Payment by CreditEase	5
3.	CLOSING; CLOSING DELIVERIES		5
	3.1	Closing	5
	3.2	Deliveries by Yiren Digital at the Closing	6
	3.3	Deliveries by CreditEase at the Closing	6
	3.4	Conditions to the Obligation of Yiren Digital to Effect the Closing	6
	3.5	Conditions to the Obligation of CreditEase to Effect the Closing	7
4.	REPRESENTATIONS AND WARRANTIES OF YIREN DIGITAL		7
	4.1	Authorization; Enforceability	7
	4.2	Non-Contravention	8
	4.3	Consents and Approvals	8
	4.4	No Litigation	8
	4.5	SEC Matters; Financial Statements	8
	4.6	Absence of Changes	8
	4.7	Representations and Warranties in Other Transaction Documents	9
	4.8	No Other Representations and Warranties	9
5.	REPRESENTATIONS AND WARRANTIES OF CREDITEASE		9
	5.1	Authorization; Enforceability	9
	5.2	Non-Contravention	9
	5.3	Consents and Approvals	9
	5.4	No Litigation	9
	5.5	Representations and Warranties in Other Transaction Documents	10
	5.6	No Other Representations and Warranties	10
6.	COVENANTS; ADDITIONAL AGREEMENTS		10
	6.1	Further Assurances	10
	6.2	Notice of Developments	10
	6.3	Compliance with Transaction Documents	10
	6.4	Taxes	10
	6.5	Confidentiality	11
7.	TERMINATION		12
	7.1	Termination	12
	7.2	Effects of Termination	12
8.	INDEMNITY		12
	8.1	Survival	12
	8.2	Indemnification	13
	8.3	Investigation	14
	8.4	Third Party Claims	14
	8.5	Direct Claims	15
	8.6	Limitation to Liability	15

i

9.	MISCELLANEOUS		16
	9.1	Governing Law	16
	9.2	Successors and Assigns	16
	9.3	Entire Agreement	16
	9.4	Notices	16
	9.5	Amendments	17
	9.6	Specific Performance	17
	9.7	Fees and Expenses	17
	9.8	Delays or Omissions; Waivers	17
	9.9	Interpretation	17
	9.10	Counterparts	17
	9.11	Severability	18
	9.12	Dispute Resolution	18
Schedule I Existing Control Documents			S-I
Schedule II CreditEase Control Documents			S-II
Exhibit A Second Amended and Restated Non-Competition Agreement			A-1
Exhibit B Control Termination Agreement			B-1

ii

RESTRUCTURING AGREEMENT

THIS RESTRUCTURING AGREEMENT (this “Agreement”) is entered into on December 31, 2020 by and between Yiren Digital Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Yiren Digital”), and CreditEase Holdings (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands (“CreditEase” and, together with Yiren Digital, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, YouRace Hengchuang Technology Development (Beijing) Co., Ltd. (优赛恒创科技发展(北京)有限公司) (formerly known as Yiren Hengye Technology Development (Beijing) Co., Ltd. (宜人恒业科技发展(北京)有限公司)), a wholly-owned subsidiary of Yiren Digital established under the laws of the PRC (“WFOE”), Hengcheng Technology Development (Beijing) Co., Ltd. (恒诚科技发展(北京)有限公司), a company with limited liability established under the laws of the PRC (“VIE”), and the shareholders of VIE are parties to a series of contractual arrangements as set forth in Schedule I hereto (the “Existing Control Documents”), through which WFOE has obtained control over VIE;

WHEREAS, Yiren Digital desires to cause WFOE and VIE to terminate the Existing Control Documents upon the terms and subject to the conditions set forth herein, and in consideration of thereof, CreditEase, as the controlling shareholder of Yiren Digital, desires to pay a certain amount of cash to Yiren Digital.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.                                      DEFINITIONS

In this Agreement, unless the context otherwise requires, the following words and expressions have the meanings as follows:

“Affiliate” means, (i) with respect to a Person that is a natural person, such Person’s relatives and any other Person (other than natural persons) directly or indirectly Controlled by such Person, and (ii) with respect to a Person that is not a natural person, a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person. For the purposes of this definition, a “relative” of a Person means such Person’s spouse, parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent or the spouse of such Person’s child, grandchild, sibling, uncle, aunt, nephew or niece. For the purposes of this Agreement, none of the Yiren Digital Group Companies shall be deemed to be an Affiliate of any CreditEase Group Company, and none of the CreditEase Group Companies shall be deemed to be an Affiliate of any Yiren Digital Group Company.

“Agreement” has the meaning set forth in the preamble.

“Arbitration Notice” has the meaning set forth in Section 9.12.

“Authorization” has the meaning set forth in Section 4.4.

“Board” means the board of directors of Yiren Digital.

“Business Day” means a day (other than a Saturday or a Sunday) that the banks in New York, Hong Kong, the PRC, or the Cayman Islands are generally open for business.

“Claim Notice” has the meaning set forth in Section 8.4(a).

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Confidential Information” has the meaning set forth in Section 6.5(a).

“Contracts” means legally binding contracts, agreements, engagements, purchase orders, commitments, understandings, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses or any other contractual arrangements or obligations which are currently subsisting and not terminated or completed (with each of such Contracts being referred to as a “Contract”).

“Control” means the possession, direct or indirect, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Control Termination Agreement” means the Termination Agreement substantially in the form of Exhibit B hereto, to be entered into as of the Closing Date, evidencing the termination of the Existing Control Documents.

“CreditEase” has the meaning set forth in the preamble.

“CreditEase Control Documents” means, collectively, the control documents set forth in Schedule II hereto, through which CreditEase will obtain control over VIE.

“CreditEase Group Companies” means, collectively, CreditEase and the Affiliates of CreditEase, other than (a) the Yiren Digital Group Companies and (b) Affiliates of CreditEase that are not parties to or otherwise bound by any Transaction Document.

“CreditEase Indemnitee” has the meaning set forth in Section 8.2(a).

“CreditEase Payment” has the meaning set forth in Section 2.2.

“Dispute” has the meaning set forth in Section 9.12.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Existing Control Documents” means, collectively, the documents set forth in Schedule I hereto.

“Governmental Authorities” means any nation, government, province, state, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any government or any political subdivision thereof, court, tribunal, arbitrator, the governing body of any securities exchange, and self-regulatory organization, in each case having competent jurisdiction.

“HKIAC” has the meaning set forth in Section 9.12.

“HKIAC Rules” has the meaning set forth in Section 9.12.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indemnified Party” has the meaning set forth in Section 8.2(c).

“Indemnifying Party” has the meaning set forth in Section 8.2(c).

“Indemnity Notice” has the meaning set forth in Section 8.5.

“Law” means any law, rule, constitution, code, ordinance, statute, treaty, decree, regulation, common law, order, official policy, circular, provision, administrative order, interpretation, injunction, judgment, ruling, assessment, writ or other legislative measure, in each case of any Governmental Authority.

“Losses” has the meaning set forth in Section 8.2(a).

“Material Adverse Effect” means any event, fact, circumstance or occurrence that, individually or in the aggregate, results in or would result in a material adverse change in or a material adverse effect on the financial condition, assets, liabilities, results of operations or business of VIE; provided that in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect on VIE to the extent relating to or arising in connection with (i) any action required to be taken pursuant to the terms and conditions of this Agreement or any other Transaction Documents, (ii) changes (including policy changes) or effects affecting the industry in which VIE operates or the economy or financial, credit or securities markets or political conditions generally (to the extent that in each case such changes do not have a unique or disproportionate impact on VIE); (iii) the announcement or consummation of the transactions contemplated by this Agreement and the other Transaction Documents; (iv) any change in generally accepted accounting principles or in Law or in accounting standards or interpretations thereof applicable to VIE; (v) any change resulting from any action by Yiren Digital or any of its Affiliates taken at the written request of CreditEase; or (vi) COVID-19 or acts of God.

“Order” means any injunction, judgment, order, decree, stipulation or determination by or with any Governmental Authority.

“Parties” or “Party” has the meaning set forth in the preamble.

“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise, entity or legal person.

“PRC” means the People’s Republic of China and, for the purposes of this Agreement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan.

“SEC” means the Securities and Exchange Commission of the United States or any other federal agency at the time administering the Securities Act.

“SEC Documents” has the meaning set forth in Section 4.5(a).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Second Amended and Restated Non-Competition Agreement” means the Second Amended and Restated Non-Competition Agreement substantially in the form of Exhibit A hereto, to be entered into as of the Closing Date, by and between Yiren Digital and CreditEase, which amends and restates the Amended and Restated Non-Competition Agreement, dated as of March 25, 2019, by and between Yiren Digital and CreditEase.

“Selection Period” has the meaning set forth in Section 9.12.

“Taxes” means (i) in the PRC: (a) any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in subclause (a) above, and (c) any form of transferee liability imposed by any Governmental Authority in connection with any item described in subclauses (a) and (b) above; and (ii) in any jurisdiction other than the PRC: all similar liabilities as described in clause (i) above.

“Third Party Claim” has the meaning set forth in Section 8.4(a).

“Transaction Documents” means this Agreement, the Control Termination Agreement, the CreditEase Control Documents, the Second Amended and Restated Non-Competition Agreement and all other documents and agreements entered into or delivered in connection with the transactions contemplated hereby and thereby.

“US$” or “US dollars” means United States Dollars, the lawful currency of the United States.

“VIE” has the meaning set forth in the recitals.

“WFOE” has the meaning set forth in the recitals.

“Yiren Digital” has the meaning set forth in the preamble.

“Yiren Digital Group” or “Yiren Digital Group Companies” means, collectively, Yiren Digital and its Controlled Affiliates, and each a “Yiren Digital Group Company.”

“Yiren Digital Indemnitee” has the meaning set forth in Section 8.2(b).

2.                                      THE TRANSACTION

2.1                               Execution of Transaction Documents. Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, on the Closing Date, each of Yiren Digital and CreditEase shall, and shall cause their respective Yiren Digital Group Companies and the CreditEase Group Companies to, execute and deliver the Control Termination Agreement, the CreditEase Control Documents, and the Second Amended and Restated Non-Competition Agreement, as applicable.

2.2                               Payment by CreditEase. In consideration of Yiren Digital obtaining requisite corporate approvals and causing the applicable Yiren Digital Group Companies to execute the Control Termination Agreement, CreditEase shall cause the CreditEase Group Companies to pay the Yiren Digital Group Companies designated by Yiren Digital at the Closing (as defined below), an aggregate amount equal to RMB67.0 million (the “CreditEase Payment”) in cash by wire transfer of immediately available funds to an account designated by Yiren Digital.

3.                                      CLOSING; CLOSING DELIVERIES

3.1                               Closing. The closing of the transactions contemplated under Article 2 (the “Closing”) shall take place remotely on the date hereof following the satisfaction or waiver of the conditions set forth in Section 3.4 and Section 3.5 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time as the Parties may agree in writing (the date on which the Closing occurs, the “Closing Date”). All transactions occurring at the Closing shall be deemed to occur simultaneously, and shall be effective as of the Closing and upon occurrence of all transactions contemplated by Article 2 and this Article 3. For the avoidance of doubt, the consummation of the transactions described in Article 2 and this Article 3 shall occur together, and the Closing shall be deemed not to have occurred if either Party fails to deliver any agreement or other instrument or document required under Article 2 and this Article 3.

3.2                               Deliveries by Yiren Digital at the Closing. At the Closing, Yiren Digital shall deliver to CreditEase the following:

(a)                                 a copy of the resolutions duly adopted by the Board, evidencing authorization of the execution and delivery of the Transaction Documents to which any Yiren Digital Group Company is a party and the consummation of the transactions contemplated hereby and thereby;

(b)                                 an executed copy of the Control Termination Agreement, each dated as of the Closing Date; and

(c)                                  an executed copy of the Second Amended and Restated Non-Competition Agreement, dated as of the Closing Date.

3.3                               Deliveries by CreditEase at the Closing. At the Closing, CreditEase shall deliver to Yiren Digital the following:

(a)                                 the CreditEase Payment;

(b)                                 a copy of the resolutions duly adopted by the board of directors of CreditEase and a copy of the resolutions duly adopted by the shareholders of CreditEase, evidencing authorization of the execution and delivery of the Transaction Documents to which a CreditEase Group Company is a party and the consummation of the transactions contemplated hereby and thereby; and

(c)                                  an executed copy of the Second Amended and Restated Non-Competition Agreement, dated as of the Closing Date.

3.4                               Conditions to the Obligation of Yiren Digital to Effect the Closing. The obligation of Yiren Digital to consummate the transactions contemplated by Article 2 is subject to the satisfaction, as of the Closing Date, of the following conditions, any of which may be waived in writing by Yiren Digital in its sole discretion:

(a)                                 The representations and warranties of CreditEase contained in Article 5 shall have been true and accurate (in the case of any such representation or warranty containing any materiality) or in all material respects (in the case of any such representation or warranty without any materiality) of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date);

(b)                                 The CreditEase Group Companies shall have performed and complied in all material respects with all, and not be in breach or default in any material respects of or under any, agreements, covenants, conditions and obligations contained in the Transaction Documents that are required to be performed or complied with on or before the Closing Date; and

(c)                                  No court or other Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby.

3.5                               Conditions to the Obligation of CreditEase to Effect the Closing. The obligation of CreditEase to consummate the transactions contemplated by Article 2 is subject to the satisfaction, as of the Closing Date, of the following conditions, any of which may be waived in writing by CreditEase in its sole discretion:

(a)                                 The representations and warranties of Yiren Digital contained in Article 4 shall have been true and accurate (in the case of any such representation or warranty containing any materiality or Material Adverse Effect qualifier) or in all material respects (in the case of any such representation or warranty without any materiality or Material Adverse Effect qualifier), as of the Closing Date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date);

(b)                                 Yiren Digital shall have performed and complied in all material respects with all, and not be in breach or default in any material respects of or under any, agreements, covenants, conditions and obligations contained in the Transaction Documents that are required to be performed or complied with on or before the Closing Date;

(c)                                  No court or other Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated hereby; and

(d)                                 No Material Adverse Effect shall have occurred or is continuing.

4.                                      REPRESENTATIONS AND WARRANTIES OF YIREN DIGITAL

Except as disclosed in the SEC Documents, Yiren Digital hereby represents and warrants to CreditEase the following.

4.1                               Authorization; Enforceability. Each Yiren Digital Group Company that is a party to the Transaction Documents has the requisite legal power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been (and the execution and delivery of the other Transaction Documents to which any Yiren Digital Group Company is a party will be upon execution thereof) duly executed and delivered by the applicable Yiren Digital Group Company and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the applicable Yiren Digital Group Company, enforceable against the applicable Yiren Digital Group Company in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies or general principles of equity.

4.2                               Non-Contravention. Neither the execution and the delivery of this Agreement and the other Transaction Documents to which any Yiren Digital Group Company is a party, nor the consummation of the transactions contemplated hereby or thereby by such Yiren Digital Group Company, will (i) violate any provision of the organizational documents of such Yiren Digital Group Company, or materially violate any Law to which such Yiren Digital Group Company is subject, or (ii) conflict with, result in a breach of or constitute a default under any material Contract to which such Yiren Digital Group Company is a party or by which such Yiren Digital Group Company is bound, except in each case of clauses (i) and (ii) above, as would not reasonably be expected to prohibit, materially delay or materially impair the consummation of the transactions contemplated by the Transaction Documents.

4.3                               Consents and Approvals.  Neither the execution and the delivery of this Agreement and the other Transaction Documents to which any Yiren Digital Group Company is a party, nor the consummation of the transactions contemplated hereby or thereby by any such Yiren Digital Group Company, requires any consent, approval, order, license or authorization of, registration, certificate, declaration or filing with or notice to any Governmental Authority or other third party (each, an “Authorization”), except for those Authorizations that have already been obtained.

4.4                               No Litigation. There is no action, suit or proceeding pending or, to the best knowledge of Yiren Digital, threatened against it or any other Yiren Digital Group Company that questions the validity of this Agreement or any of the other Transaction Documents or the right of Yiren Digital or any other Yiren Digital Group Company to enter into this Agreement or any of the other Transaction Documents.

4.5                               SEC Matters; Financial Statements.

(a)                                 Yiren Digital has filed or furnished, as applicable, on a timely basis, all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed or furnished by it with the SEC (all of the foregoing documents filed with or furnished to the SEC and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, the “SEC Documents”). As of their respective effective dates (in the case of the SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment: (A) each of the SEC Documents complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and any rules and regulations promulgated thereunder applicable to the SEC Documents (as the case may be) and (B) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the material statements therein, in the light of the circumstances under which they were made, not misleading.

(b)                                 The financial statements (including any related notes) contained in the SEC Documents: (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with U.S. GAAP and (iii) fairly present in all material respects the consolidated financial position of the Yiren Digital Group Companies as of the respective dates thereof and the consolidated results of operations and cash flows of Yiren Digital Group for the periods covered thereby, except as disclosed therein and as permitted under the Exchange Act.

4.6                               Absence of Changes.  Since June 30, 2020, (i) VIE has operated in the ordinary course of business in all material respects and (ii) there has not been a Material Adverse Effect.

4.7                               Representations and Warranties in Other Transaction Documents. Each of the representations and warranties made by any Yiren Digital Group Company in each of the Transaction Documents other than this Agreement is true and correct, subject to any disclosures qualifying such representations and warranties set forth in such Transaction Document. Each of the representations and warranties made by any Yiren Digital Group Company in each such Transaction Document shall be and is hereby incorporated into this Agreement and repeated as a representation and warranty of Yiren Digital under this Agreement.

4.8                               No Other Representations and Warranties. Yiren Digital makes no other representations and warranties, implied or otherwise, other than those expressly set out in this Agreement.

5.                                      REPRESENTATIONS AND WARRANTIES OF CREDITEASE

CreditEase hereby represents and warrants to Yiren Digital the following.

5.1                               Authorization; Enforceability. Each CreditEase Group Company has the requisite legal power and authority to execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been (and the execution and delivery of each of the other Transaction Documents to which any CreditEase Group Company is a party will be upon execution thereof) duly executed and delivered by such CreditEase Group Company and, assuming due authorization, execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of such CreditEase Group Company, enforceable against such CreditEase Group Company in accordance with its terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies or general principles of equity.

5.2                               Non-Contravention. Neither the execution and the delivery of this Agreement and the other Transaction Documents to which any CreditEase Group Company is a party, nor the consummation of the transactions contemplated hereby or thereby by such CreditEase Group Company, will (i) violate any provision of the organizational documents of such CreditEase Group Company or materially violate any Law to which such CreditEase Group Company is subject, or (ii) conflict with, result in a breach of or constitute a default under any material Contract to which such CreditEase Group Company is a party or by which such CreditEase Group Company is bound, except in each case of clauses (i) and (ii) above, as would not reasonably be expected to prohibit, materially delay or materially impair the consummation of the transactions contemplated by the Transaction Documents.

5.3                               Consents and Approvals.  Neither the execution and the delivery of this Agreement and the other Transaction Documents to which any CreditEase Group Company is a party, nor the consummation of the transactions contemplated hereby or thereby by any such CreditEase Group Company, requires any Authorization, except for those Authorizations that have already been obtained.

5.4                               No Litigation. There is no action, suit or proceeding pending or, to the best knowledge of CreditEase, threatened against it or any other CreditEase Group Company that questions the validity of this Agreement or any of the other Transaction Documents or the right of CreditEase or anyother CreditEase Group Company to enter into this Agreement or any of the other Transaction Documents.

5.5                               Representations and Warranties in Other Transaction Documents. Each of the representations and warranties made by any CreditEase Group Company in each of the Transaction Documents other than this Agreement is true and correct, subject to any disclosures qualifying such representations and warranties set forth in any such Transaction Document. Each of the representations and warranties made by any CreditEase Group Company in each such Transaction Document shall be and is hereby incorporated into this Agreement and repeated as a representation and warranty of CreditEase under this Agreement.

5.6                               No Other Representations and Warranties. CreditEase makes no other representations and warranties, implied or otherwise, other than those expressly set out in this Agreement.

6.                                      COVENANTS; ADDITIONAL AGREEMENTS

6.1                               Further Assurances. Each Party shall use reasonable best efforts to make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required or advisable to effect the transactions contemplated by this Agreement and the other Transaction Documents.

6.2                               Notice of Developments. Yiren Digital shall promptly advise CreditEase of any action or event of which Yiren Digital becomes aware and which would have the effect of making incorrect any representations and warranties made by Yiren Digital if given with reference to facts and circumstances then existing or of rendering any covenants of Yiren Digital incapable of performance. CreditEase shall promptly advise Yiren Digital of any action or event of which CreditEase becomes aware and which would have the effect of making incorrect any representations and warranties of CreditEase if given with reference to facts and circumstances then existing or of rendering any covenants of CreditEase incapable of performance.

6.3                               Compliance with Transaction Documents. Yiren Digital hereby agrees that it shall cause any Yiren Digital Group Company that is a party to the Transaction Documents to perform the applicable Transaction Documents, and shall be liable for any failure by any such Yiren Digital Group Company to perform the applicable Transaction Documents as if it were a primary obligor thereunder. CreditEase hereby agrees that it shall cause the CreditEase Group Companies to perform all applicable Transaction Documents, and shall be liable for any failure by the CreditEase Group Companies to perform the applicable Transaction Documents as if it were a primary obligor thereunder.

6.4                               Taxes. Except as otherwise provided in this Agreement or any other Transaction Documents, each Party shall bear its respective Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

6.5                               Confidentiality.

(a)                                 Each Party shall, and shall cause its Affiliates to, keep confidential any non-public material or information with respect to this Agreement and the other Transaction Documents, any of the terms and conditions of, and the status or other facts with respect to, this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the existence of this Agreement and the other Transaction Documents (including written or non-written information, hereinafter the “Confidential Information”). Confidential Information shall not include any information that is (i) previously known on a non-confidential basis by the receiving Party, (ii) in the public domain through no fault of such receiving Party, its Affiliates or its or its Affiliates’ officers, directors or employees, (iii) received from a party other than the Parties or their Affiliates, representatives or agents, so long as such party was not, to the knowledge of the receiving Party, subject to a duty of confidentiality to such Party or Affiliates or (d) developed independently by the receiving Party without reference to confidential information of the disclosing Party. No Party shall disclose such Confidential Information to any third party. Either Party may use the Confidential Information only for the purpose of, and to the extent necessary for, performing this Agreement, and shall not use such Confidential Information for any other purposes.

(b)                                 Notwithstanding any other provisions in this Section 6.5, if either Party believes in good faith that any announcement or notice must be prepared or published pursuant to applicable Laws (including any rules or regulations of any relevant securities exchange or valid legal process) or information is otherwise required to be disclosed to any Governmental Authority, such Party may, in accordance with its understanding of the applicable Laws, make the required disclosure in the manner it deems in compliance with the requirements of applicable Laws, rules or regulations; provided that the Party that is required to make such disclosure shall, to the extent permitted by applicable Law and so far as it is reasonably practicable, provide the other Party with prompt notice of such requirement and reasonably cooperate with the other Party at such other Party’s request and at the requesting Party’s cost, to enable such other Party to seek an appropriate protection order or remedy. In addition, each Party may disclose, after giving prior notice to the other Party to the extent reasonably practicable under the circumstances and subject to any practicable arrangements to protect confidentiality, Confidential Information to the extent required under judicial or regulatory process or in connection with any judicial process regarding any legal action, suit or proceeding arising out of or relating to this Agreement or any other Transaction Document; provided that the Party who is required to make such disclosure shall, to the extent permitted by applicable Law and so far as it is reasonably practicable, at the other Party’s request and at the requesting Party’s cost, reasonably cooperate with the other Party to enable such other Party to seek an appropriate protection order or remedy.

(c)                                  Each Party may disclose the Confidential Information only to its Affiliates and its and its Affiliates’ officers, directors, employees, agents and representatives on a need-to-know basis in the performance of the Transaction Documents; provided that such Party shall ensure such Persons strictly abide by the confidentiality obligations hereunder.

(d)                                 The confidentiality obligations of each Party hereunder shall survive the termination of this Agreement for a period of two (2) years. Each Party shall continue to abide by the confidentiality clause hereof and perform the obligation of confidentiality it undertakes until the other Party approves release of that obligation or until a breach of the confidentiality clause hereof will no longer result in any prejudice to the other Party.

7.                                      TERMINATION

7.1                               Termination. This Agreement may be terminated at any time prior to the Closing:

(a)                                 by the written consent of each of the Parties;

(b)                                 by either Party through written notice to the other Party if the Closing shall not have occurred by March 31, 2021; provided that a Party shall have no right to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Closing was caused by the breach by such Party or its Affiliate of any representation, warranty, covenant or agreement in this Agreement or any other Transaction Document;

(c)                                  by either Party through written notice to the other Party if any Governmental Authority shall have enacted or issued any Law or Order or taken any other action permanently restraining, enjoining, preventing, prohibiting or otherwise making illegal the consummation of the transactions contemplated under the Transaction Documents and such Law, Order or other action has become final and non-appealable; provided that a Party shall have no right to terminate this Agreement pursuant to this Section 7.1(c) if the imposition of such Law, Order or other action was caused by the breach by such Party or its Affiliate of any representation, warranty, covenant or agreement in this Agreement or any other Transaction Document;

(d)                                 by Yiren Digital if there exists a material breach of any representation, warranty, covenant or agreement of CreditEase such that the conditions set forth in Section 3.4 would not be satisfied and such breach has not been cured, or is incapable of being cured, by CreditEase within thirty (30) days following its receipt of written notice from Yiren Digital of such breach; or

(e)                                  by CreditEase if there exists a material breach of any representation, warranty, covenant or agreement of Yiren Digital such that the conditions set forth in Section 3.5 would not be satisfied and such breach has not been cured, or is incapable of being cured, by Yiren Digital within thirty (30) days following its receipt of written notice from CreditEase of such breach.

7.2                               Effects of Termination. Upon the termination of this Agreement pursuant to Section 7.1, this Agreement (other than Article 1 and Article 9) shall become void and have no further force or effect; provided that no such termination shall relieve a Party of liability for any breach of this Agreement prior to such termination. In case of termination of this Agreement pursuant to Section 7.1, CreditEase shall promptly take all steps as may be reasonably requested in writing by Yiren Digital to effect the reversal or revocation of any of the actions carried out in fulfillment of transactions contemplated under the Transaction Documents, including to restore WFOE’s control over VIE.

8.                                      INDEMNITY

8.1                               Survival.  The representations and warranties of Yiren Digital, CreditEase, the applicable Yiren Digital Group Companies and the applicable CreditEase Group Companies contained in this Agreement and the other Transaction Documents shall survive the Closing for a period of twelve (12) months after the Closing Date. The covenants and agreements of Yiren Digital, CreditEase, the applicable Yiren Digital Group Companies and the applicable CreditEase Group Companies set forth herein or in any other Transaction Document shall survive the Closing until fully discharged in accordance with their terms, except for those covenants and agreements which shall be complied with or discharged prior to the Closing in accordance with the terms of this Agreement or any other Transaction Document. Notwithstanding the foregoing, any breach of any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement and the other Transaction Documents shall survive the time at which it would otherwise terminate, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the Party against whom such indemnity may be sought prior to such time.

8.2                               Indemnification.

(a)                                 Indemnification by Yiren Digital. From and after the Closing, Yiren Digital shall indemnify and hold harmless CreditEase and its directors, officers, employees, Affiliates, agents and assigns (each, a “CreditEase Indemnitee”) against any losses, liabilities, damages, penalties, diminution in value, reasonable costs and expenses, including reasonable advisor’s fees and other expenses of investigation and defense of any of the foregoing (collectively, “Losses”), any such CreditEase Indemnitee may suffer, sustain or become subject to, as a result of, arising out of or in connection with (i) any breach or violation of, or inaccuracy in, any representation or warranty made by Yiren Digital in this Agreement or by any Yiren Digital Group Company in any other Transaction Document or any claim by any third party alleging, constituting or involving such a breach, violation or inaccuracy and (ii) any breach or violation of, or failure to perform, any covenants or agreements made by or on behalf of, or to be performed by, Yiren Digital in this Agreement or any Yiren Digital Group Company in any other Transaction Document, or any claim by any third party alleging, constituting or involving any such breach, violation or failure to perform; provided, however, that this Section 8.2(a) shall not apply to any Loss any such CreditEase Indemnitee may suffer, sustain or become subject to, as a result of, arising out of or in connection with the ownership structure, business, operations, assets or liabilities of, or any non-compliance with Law or Order by, the VIE.

(b)                                 Indemnification by CreditEase. From and after the Closing, CreditEase shall indemnify and hold harmless Yiren Digital and its directors, officers, employees, Affiliates, agents and assigns (each, a “Yiren Digital Indemnitee”) against any Losses any such Yiren Digital Indemnitee may suffer, sustain or become subject to, as a result of, arising out of or in connection with (i) any breach or violation of, or inaccuracy in, any representation or warranty made by CreditEase in this Agreement or by any CreditEase Group Company in any other Transaction Document or any claim by any third party alleging, constituting or involving such a breach, violation or inaccuracy, (ii) any breach or violation of, or failure to perform, any covenants or agreements made by or on behalf of, or to be performed by, CreditEase in this Agreement or any CreditEase Group Company in any other Transaction Document, or any claim by any third party alleging, constituting or involving any such breach, violation or failure to perform, and (iii) the ownership structure, business, operations, assets or liabilities of, or any non-compliance with Law or Order by, the VIE.

(c)                                  For purposes of this Agreement, (i) “Indemnifying Party” means Yiren Digital (with respect to Section 8.2(a)) or CreditEase (with respect to Section 8.2(b)); and (ii) “Indemnified Party” means the CreditEase Indemnitee(s) (with respect to Section 8.2(a)) or the Yiren Digital Indemnitee(s) (with respect to Section 8.2(b)).

8.3                               Investigation. The right to indemnification will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by either Party or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification hereunder based on any such representation, warranty, covenant or agreement.

8.4                               Third Party Claims.

(a)                                 If any third party shall notify any Indemnified Party in writing with respect to any matter involving a claim by such third party (a “Third Party Claim”) which such Indemnified Party believes would give rise to a claim for indemnification against an Indemnifying Party under this Article 8, then the Indemnified Party shall promptly following receipt of notice of such claim transmit to the Indemnifying Party a written notice (a “Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any) and the basis of the Indemnified Party’s request for indemnification under this Agreement. Notwithstanding the foregoing, no failure or delay in providing such Claim Notice shall constitute a waiver or otherwise modify the Indemnified Party’s right to indemnification hereunder, except to the extent that the Indemnifying Party shall have been prejudiced by such failure or delay. If the Indemnifying Party does not notify the Indemnified Party in writing within thirty (30) days from receipt of such Claim Notice that the Indemnifying Party disputes such claim for indemnification under this Agreement, the Indemnifying Party shall be deemed to have accepted and agreed with such claim for indemnification under this Agreement.

(b)                                 Upon the receipt of a Claim Notice with respect to a Third Party Claim, the Indemnifying Party shall have the right to assume the defense of any Third Party Claim by notifying the Indemnified Party in writing within thirty (30) days of receipt of such Claim Notice that the Indemnifying Party elects to assume the defense of such Third Party Claim, and upon delivery of such notice by the Indemnifying Party, the Indemnifying Party shall have the right to fully control and settle the relevant proceeding; provided that any settlement the terms of which include an admission of fault by the Indemnified Party shall require the prior written consent of the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal action, (ii) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Party, or (iii) the Indemnifying Party has not acknowledged that such Third Party Claim is subject to indemnification pursuant to this Article 8.

(c)                                  If requested by the Indemnifying Party, the Indemnified Party shall cooperate reasonably with the Indemnifying Party and its counsel in contesting any Third Party Claim which the Indemnifying Party elects to contest, including in connection with the making of any related counterclaim against the third party asserting the Third Party Claim or any cross complaint against any Person. The Indemnified Party shall have the right to receive copies of all pleadings, notices and communications with respect to such Third Party Claim, other than any privileged communications between the Indemnifying Party and its counsel, and shall be entitled, at its sole cost and expense, to retain separate co-counsel and participate in, but not control, any defense or settlement of any Third Party Claim assumed by the Indemnifying Party pursuant to Section 8.4(b).

(d)                                 In the event that the Indemnifying Party fails to elect to assume the defense of a Third Party Claim within thirty (30) days of receipt of the relevant Claim Notice or otherwise fails to continue the defense of the Indemnified Party in good faith, the Indemnified Party may, at its option, defend, settle, compromise or pay such action or claim at the expense of the Indemnifying Party.

8.5                               Direct Claims. If any Indemnified Party has a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall promptly transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, the Indemnified Party’s best estimate of the amount of Losses attributable to such claim and the basis of the Indemnified Party’s request for indemnification under this Agreement; provided that no failure or delay in providing such Indemnity Notice shall constitute a waiver or otherwise modify the Indemnified Party’s right to indemnification hereunder, except to the extent that the Indemnifying Party shall have been prejudiced by such failure or delay. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the Indemnity Notice that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim.

8.6                               Limitation to Liability.

(a)                                 No Indemnifying Party shall be liable under Section 8.2 unless and until the aggregate amount of all Losses that the Indemnified Party suffers, sustains or becomes subject to exceeds RMB500,000 (the “Indemnification Basket”), in which case the Indemnifying Party shall be responsible for the full amount of such Losses;except that the Indemnification Basket shall not apply to (i) any claim of the Indemnified Party for Loss as a result of, arising out of or in connection with fraud and willful breach by the Indemnifying Party or (ii) any claim for Loss that the Yiren Digital Indemnitees suffer, sustain or become subject to as a result of, arising out of or in connection with the ownership structure, business, operations, assets, liabilities or any non-compliance with Law or Order of the VIE pursuant to Section 8.2(iii).

(b)                                 Absent fraud and willful breach, the maximum aggregate liabilities of Yiren Digital towards all of the CreditEase Indemnitees in respect of all Losses shall not exceed one hundred percent (100%) of the CreditEase Payment.

(c)                                  The maximum aggregate liabilities of CreditEase towards all of the Yiren Digital Indemnitees in respect of all Losses shall not exceed one hundred percent (100%) of the CreditEase Payment (the “CreditEase Indemnification Cap”); except that the CreditEase Indemnification Cap shall not apply to any claim of Yiren Digital Indemnitees for Loss as a result of, arising out of or in connection with (i) fraud and willful breach by CreditEase or (ii) the ownership structure, business, operations, assets, liabilities or any non-compliance with Law or Order, of the VIE pursuant to Section 8.2(iii).

(d)                                 No Indemnifying Party shall be required to compensate the Indemnified Party more than once (whether under this Agreement or any other Transaction Document) in respect of the same Loss.

(e)                                  Notwithstanding any provision to the contrary in this Agreement, from and after the Closing, except in the case of fraud or a willful breach, this Article 8 shall be the sole and exclusive remedy of the Indemnified Party for any claim with respect to any and all Losses arising out of or resulting from this Agreement; provided that nothing in this Article 8 shall affect either Party’s right to seek and obtain any equitable relief to which such Party may be entitled pursuant to Section 9.6.

9.                                      MISCELLANEOUS

9.1                               Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than Hong Kong to the rights and duties of the Parties hereunder.

9.2                               Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the Parties. This Agreement and the rights and obligations therein may not be assigned by either Party without the written consent of the other Party.

9.3                               Entire Agreement. This Agreement and the other Transaction Documents, including the schedules and exhibits hereto and thereto, constitute the entire understanding and agreement among the Parties with regard to the subject matters hereof and thereof.

9.4                               Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given to the Party at the address set forth below (a) if in writing and served by personal delivery upon the Party for whom it is intended, on the date of such delivery, (b) if delivered by certified mail, registered mail or courier service, return-receipt received, on the date of such delivery, or (c) if delivered by email, upon confirmation of receipt by a non-automated response:

If to Yiren Digital, at:

Address:                                                 10th Floor, Tower B, Gemdale Plaza
91 Jianguo Road, Chaoyang District
Beijing, People’s Republic of China 100022

Attention:                                         Na Mei

Email:                                                            namei1@creditease.cn

If to CreditEase, at:

Address:                                                 18/F, Winterless Center Building A
Chaoyang, Beijing, 100025
People’s Republic of China

Attention:                                         Ning Tang

Email:                                                            ningtang@creditease.cn

9.5                               Amendments. Any term of this Agreement may be amended only by a written instrument executed by both Yiren Digital (after obtaining the prior written consent of the audit committee of the Board) and CreditEase.

9.6                               Specific Performance. The Parties agree that irreparable damage would occur in the event that any provision of this Agreement or any other Transaction Documents were not performed in accordance with the terms hereof or thereof, and that the Parties shall be entitled to seek specific performance of the terms hereof or thereof, in addition to any other remedy at law or equity.

9.7                               Fees and Expenses. Except as otherwise provided in this Agreement or any other Transaction Documents, each Party shall bear its respective expenses incurred in connection with the negotiation, preparation and execution of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of attorneys, accountants, consultants and financial advisors.

9.8                               Delays or Omissions; Waivers. No delay or omission to exercise any right, power or remedy accruing to either Party, upon any breach or default by either Party of or under this Agreement, shall impair any such right, power or remedy of such Party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring. Any waiver by either Party of any condition or breach or default of or under this Agreement must be in writing signed by such Party (which in the case of Yiren Digital, shall be after obtaining the prior written consent of the audit committee of the Board) and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to either Party shall be cumulative and not alternative.

9.9                               Interpretation. This Agreement shall be construed according to its fair language. The rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be employed in interpreting this Agreement. The headings of the Articles, Sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless otherwise expressly provided herein, all references to Articles, Sections, exhibits and schedules herein are to Articles, Sections, exhibits and schedules of or to this Agreement. Unless a provision hereof expressly provides otherwise: (i) the term “or” is not exclusive; (ii) the terms “herein,” “hereof,” “hereto,” “hereby,” “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, paragraph, clause, or other subdivision; (iii) the masculine, feminine, and neuter genders will each be deemed to include the others; (iv) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation;” and (v) words in the singular shall be held to include the plural and vice versa.

9.10                        Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

9.11                        Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use their best efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most nearly effects the Parties’ intent in entering into this Agreement.

9.12                        Dispute Resolution. Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity hereof, shall be referred to arbitration upon the demand of either party to the Dispute with notice (the “Arbitration Notice”) to the other. The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force at the time when the Arbitration Notice is submitted. The seat of arbitration shall be Hong Kong. There shall be three (3) arbitrators. The complainant and the respondent to such Dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration (the “Selection Period”). Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list. The chairman of the HKIAC shall select the third arbitrator. If either party to the arbitration fails to appoint an arbitrator within the Selection Period, the relevant appointment shall be made by the chairman of the HKIAC. The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section 9.12, including the provisions concerning the appointment of the arbitrators, this Section 9.12 shall prevail. Each party to the arbitration shall cooperate with the other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by the other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party. The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award. Either party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal. During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the date and year first above written.

YIREN DIGITAL LTD.

By:	/s/ Na Mei
Name: Na Mei
Title: Chief Financial Officer

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement on the date and year first above written.

CREDITEASE HOLDINGS (CAYMAN) LIMITED

By:	/s/ Ning Tang
Name: Ning Tang
Title: Chief Executive Officer

Schedule I

Existing Control Documents

	Document	Parties	Execution Date
1.	Amended and Restated Exclusive Business Cooperation Agreement	WFOE and VIE	August 29, 2019
2.	Amended and Restated Exclusive Option Agreement	WFOE, Ning Tang and VIE	August 29, 2019
3.	Amended and Restated Exclusive Option Agreement	WFOE, Mei Zhao and VIE	August 29, 2019
4.	Amended and Restated Exclusive Option Agreement	WFOE, Fanshun Kong and VIE	August 29, 2019
5.	Amended and Restated Equity Interest Pledge Agreement	WFOE, Ning Tang and VIE	August 29, 2019
6.	Amended and Restated Equity Interest Pledge Agreement	WFOE, Mei Zhao and VIE	August 29, 2019
7.	Amended and Restated Equity Interest Pledge Agreement	WFOE, Fanshun Kong and VIE	August 29, 2019
8.	Power of Attorney	Ning Tang	August 29, 2019
9.	Power of Attorney	Mei Zhao	August 29, 2019
10.	Power of Attorney	Fanshun Kong	August 29, 2019
11.	Amended and Restated Loan Agreement	WFOE and Ning Tang	August 29, 2019
12.	Amended and Restated Loan Agreement	WFOE and Mei Zhao	August 29, 2019
13.	Amended and Restated Loan Agreement	WFOE and Fanshun Kong	August 29, 2019

S-I

Schedule II

CreditEase Control Documents

	Document	Parties	Execution Date
1.	Exclusive Business Cooperation Agreement	PXHY Science and Technology (Beijing) Co., Ltd. (普信恒业科技发展（北京）有限公司)(“PXHY”) and VIE	Closing Date
2.	Exclusive Option Agreement	PXHY, Ning Tang and VIE	Closing Date
3.	Exclusive Option Agreement	PXHY, Mei Zhao and VIE	Closing Date
4.	Exclusive Option Agreement	PXHY, Fanshun Kong and VIE	Closing Date
5.	Equity Interest Pledge Agreement	PXHY, Ning Tang and VIE	Closing Date
6.	Equity Interest Pledge Agreement	PXHY, Mei Zhao and VIE	Closing Date
7.	Equity Interest Pledge Agreement	PXHY, Fanshun Kong and VIE	Closing Date
8.	Power of Attorney	Ning Tang	Closing Date
9.	Power of Attorney	Mei Zhao	Closing Date
10.	Power of Attorney	Fanshun Kong	Closing Date
11.	Loan Agreement	PXHY and Ning Tang	Closing Date
12.	Loan Agreement	PXHY and Mei Zhao	Closing Date
13.	Loan Agreement	PXHY and Fanshun Kong	Closing Date
14.	Spouse consent Letter	Spouse of Ning Tang	Closing Date
15.	Spouse consent Letter	Spouse of Mei Zhao	Closing Date
16.	Spouse consent Letter	Spouse of Fanshun Kong	Closing Date

S-II

Exhibit A

Second Amended and Restated Non-Competition Agreement

Exhibit A-1

Exhibit B

Control Termination Agreement

Exhibit B-1